UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __5__)*
Creative Learning Corp
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
22529R106
(CUSIP Number)
Brian Pappas, 257 32nd Ave S., Jacksonville FL 32250, Ph:
7742173266
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
03/20/2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.22529R106

13D

Page 2 of 4 Pages











1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY)

FranVentures LLC, 90-0497871


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

PF


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)     ?


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Florida, United States








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

00,000


8.

SHARED VOTING POWER

00,000


9.

SOLE DISPOSITIVE POWER

00,000


10.

SHARED DISPOSITIVE POWER

00,000






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

00,000


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
(see instructions)  ?


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

000%


14.

TYPE OF REPORTING PERSON (see instructions)

OO Florida limited liability company








CUSIP No. 22529R106

13D

Page 3 of 4 Pages










Item 1.  Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") filed by Brian Pappas, Manager, FranVentures LLC (the "Reporting Person") relates to the shares of common stock, par value $0.0001 ("Common Stock") of Creative Learning Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 701 Market Street, Suite 113, St. Augustine, FL 32095.

Item 2.  Identity and Background.

(a)	FranVentures, LLC
(b)	257 32nd Ave S,
Jacksonville, FL 32250
(c)	FranVentures LLC is engaged in the business of
investing in shares of companies, including those of the
Issuer.
(d)	There are no criminal proceedings pending against the
Reporting Person
(e)	There are no civil proceedings pending against the
Reporting Person
(f)	The Reporting Person is a Florida limited liability
company

Item 3.  Source or Amount of Funds or Other Consideration.

   The aggregate sale of 948,429 shares previously owned by the Reporting Person for a sum of $132,780 to Blake Furlow.

Item 4.  Purpose of Transaction.

   On March 13, 2018, FranVentures LLC, a Florida limited liability company (the ?Seller?) entered into an agreement with Mr. Blake Furlow to sell 948,429 shares of Common Stock at a selling price of $0.14 per share, for an aggregate price of approximately $132,780. The transaction closed on 3/20/2018.

Item 5.  Interest in Securities of the Issuer.
    The Reporting Person owns no remaining securities in the Issuer.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
    The Reporting Person has no remaining relationships with the Issuer.

Item 7.  Material to Be Filed as Exhibits.

See Exhibit 1 : Stock Purchase Agreement






CUSIP No. 22529R106

13D

Page 4 of 4 Pages





SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANVENTURES LLC

Brian Pappas
Insert Name

Manager
Insert Title

05/29/2018
Insert Date